AB 3/5

10029480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 E. Capitol Street
(No. and Street)

Jackson (City) MS (State) 39201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Howard, President 601.592.4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) Tennessee (State) 103 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/6

OATH OR AFFIRMATION

I, Thomas Howard, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BancorpSouth Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Howard
President and Chief Executive Officer

Dorothy J. Chatman
Notary Public
MY COMMISSION EXPIRES:
AUGUST 8, 2010

DOROTHY J. CHATMAN
NOTARY
SEAL
RANKIN COUNTY, MS

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
x/(1)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

(1) The Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying statements of financial condition of BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank, as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2010

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Financial Condition

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash and cash equivalents	$	2,058,855	1,682,833
Advisory fees receivable		30,000	50,000
Commissions receivable		17,163	29,029
Securities owned, at fair value		37,387	82,413
Deposit with clearing organization		75,000	75,000
Other assets		5,401	923
Furniture and equipment, net		196,356	244,246
Deferred income taxes		27,559	24,330
	$	2,447,721	2,188,774
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation	$	162,657	114,970
Other liabilities		100,797	107,772
Due to affiliated company, net		46,282	27,326
Total liabilities		309,736	250,068
Stockholder's equity:			
Common stock, without par value. Authorized, issued, and outstanding 1 share		—	—
Additional paid-in capital		1,500,000	1,500,000
Retained earnings		637,985	438,706
Total stockholder's equity		2,137,985	1,938,706
	$	2,447,721	2,188,774

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Income:			
Commissions	$	3,516,426	3,991,597
Advisory fees		158,194	366,818
Interest		10,852	51,545
Other		5,397	14,000
		3,690,869	4,423,960
Expenses:			
Salaries and employee benefits		2,495,870	3,143,484
Clearing organization fees		301,098	370,315
Advisory fees		7,500	59,301
Registration fees and professional dues		143,769	186,815
Office occupancy and equipment		274,777	283,344
Communications and marketing		14,662	24,044
Other		126,915	187,025
		3,364,591	4,254,328
Income before income taxes		326,278	169,632
Income tax expense		126,999	66,283
Net income	$	199,279	103,349

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2009 and 2008

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2007	$	—	1,500,000	335,357	1,835,357
Net income		—	—	103,349	103,349
Balance at December 31, 2008		—	1,500,000	438,706	1,938,706
Net income		—	—	199,279	199,279
Balance at December 31, 2009	$	—	1,500,000	637,985	2,137,985

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Cash Flows

Years ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income	$	199,279	103,349
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on securities owned		2,042	7,435
Depreciation		96,624	116,119
Deferred income taxes		(3,229)	(17,438)
Decrease (increase) in assets:			
Advisory fees receivable		20,000	139,000
Commissions receivable		11,866	24,296
Other assets		(4,478)	(923)
Increase (decrease) in liabilities:			
Accrued compensation		47,687	(200,567)
Other liabilities		(6,975)	(81,064)
Due to affiliated company, net		18,956	41,533
Net cash provided by operating activities		381,772	131,740
Cash flows from investing activities:			
Purchases of securities owned		(32,016)	(100,000)
Redemptions of securities owned		75,000	25,000
Capital expenditures		(48,734)	(70,382)
Net cash used in investing activities		(5,750)	(145,382)
Net increase (decrease) in cash and cash equivalents		376,022	(13,642)
Cash and cash equivalents at beginning of year		1,682,833	1,696,475
Cash and cash equivalents at end of year	$	2,058,855	1,682,833

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Operations

BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advisory and securities brokerage services. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company clears customer transactions through Pershing, LLC on a fully disclosed basis.

(b) Commissions

Commissions are recognized on a trade-date basis as security transactions occur.

(c) Advisory fee income

Institutional advisory fees and retail advisory fees are recognized and received monthly and quarterly, respectively. Fees are based on either the month-end managed asset values or the average daily assets under management. In early 2008, the Company made a decision to exit the institutional advisory business. Managed asset values were approximately $51,000,000 and $24,000,000 at December 31, 2009 and 2008, respectively.

(d) Securities Owned

Securities owned by the Company at December 31, 2009 consist primarily of certificates of deposits and other equity securities that have a readily determinable fair value. These securities are carried at fair value on the balance sheet. Securities owned by the Company at December 31, 2008, consisted primarily of auction rate preferred share securities, which did not trade in an active, liquid market. The distributor of the securities redeemed these securities in full during 2009. As of December 31, 2008, these auction rate securities were carried at redemption value, which approximated fair value.

(e) Income Taxes

The Company's results of operations are included in the consolidated federal and state income tax returns filed by BancorpSouth, Inc., parent company of the Bank. Taxes are allocated to each subsidiary member of the consolidated group at the maximum federal and state statutory rates for each subsidiary's taxable income or loss. The allocation of tax expense for the Company's net income is paid to the parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The Company had no uncertain tax positions at December 31, 2009.

(Continued)

(f) ***Cash Equivalents***

The Company considers only cash and money market mutual funds to be cash equivalents.

(g) ***Fair Value of Financial Instruments***

At December 31, 2009 and 2008, the carrying values of the Company's financial instruments approximate their fair values.

(h) ***Furniture and Equipment***

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

(i) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results sometimes differ from those estimates.

(2) Affiliated Company

Certain operating expenses are paid by the Bank on behalf of the Company and certain commission expenses are paid by the Company on behalf of the Bank. The Company was liable to the Bank for net operating expense reimbursements totaling $46,282 and $27,326 at December 31, 2009 and 2008, respectively. Additionally, the Company had $56,602 and $66,992 of cash on deposit with the Bank at December 31, 2009 and 2008, respectively. Most of the Company's offices are located within branch offices of the Bank. The Bank does not charge office rent for the use of this space.

(3) Furniture and Equipment

Furniture and equipment at December 31, 2009 and 2008 consist of:

		2009	**2008**
Leasehold improvements	$	58,217	58,217
Furniture, fixtures, and equipment		772,527	737,223
Software		449,352	436,395
Other		27,347	27,347
		1,307,443	1,259,182
Less accumulated depreciation and amortization		(1,111,087)	(1,014,936)
	$	196,356	244,246

Depreciation expense was $96,624 and $116,119 for the years ended December 31, 2009 and 2008, respectively.

(Continued)

(4) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2009, the Company's net capital exceeded required capital by $1,618,175 and the ratio of aggregate indebtedness to net capital was 0.16 to 1.

(5) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission since no such liabilities existed at December 31, 2009 and 2008 or at any time during the years then ended.

(6) Income Taxes

The current and deferred components of income tax expense follow:

		2009	2008
Current:			
Federal	$	113,205	72,777
State		17,023	10,944
		130,228	83,721
Deferred:			
Federal		(2,807)	(15,158)
State		(422)	(2,280)
		(3,229)	(17,438)
	$	126,999	66,283

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the federal income tax rate of 35% in 2009 and 2008 to income before income taxes follow:

		2009	2008
Expected income tax expense	$	114,197	59,371
State income taxes, net		10,791	5,632
Nondeductible expenses		2,084	2,634
Tax credits and other, net		(73)	(1,354)
	$	126,999	66,283

(Continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset follow:

		2009	2008
Accrued vacation	$	23,764	22,417
Furniture and equipment, due to differences in depreciation		3,795	1,913
	$	27,559	24,330

(7) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions, some of which involve matters that are significant to the accompanying financial statements. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

Schedule 1

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Total stockholder's equity		$ 2,137,985
Less nonallowable assets:		
Advisory fees receivable	$ 30,000	
Deferred tax asset	27,559	
Accounts receivable – other	5,401	
Furniture and equipment, net	196,356	
		259,316
Net capital before haircuts		1,878,669
Less haircuts		10,494
Net capital		$ 1,868,175
Computation of Basic Net Capital Requirement		
Aggregate indebtedness		$ 309,736
Net capital requirement		$ 250,000
Excess net capital		$ 1,618,175
Ratio of aggregate indebtedness to net capital		.16 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 1,875,666
Audit adjustments, net		(7,491)
Net capital per above		$ 1,868,175

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Non issuer Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of BancorpSouth Investment Services, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
February 24, 2010

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Board of Directors
BancorpSouth Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BancorpSouth Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051367 FINRA DEC
BANCORPSOUTH INVESTMENT SERVICES INC 13*13
525 E CAPITOL ST
JACKSON MS 39201-2706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,575

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

____
Date Paid

C. Less prior overpayment applied (12.54)

D. Assessment balance due or (overpayment) 2412.—

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2412

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2412

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bancorp South Investment Services
(Name of Corporation, Partnership or other organization)

Michelle Smathers
(Authorized Signature)

1st V.P / FinOp
(Title)

Dated the 1 day of Feb , 20 10 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

KPMG

BANCORPSOUTH INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of BancorpSouth Bank)

Financial Statements and Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)